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Exhibit 99.1

FAIRMONT HOTELS & RESORTS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Fairmont Hotels & Resorts Inc. (the "Corporation") will be held commencing at 10:00 a.m. (Toronto time) on Tuesday, April 18, 2006 in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated March 16, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, its shareholders and 3128012 Nova Scotia Limited (the "Purchaser"), a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC, involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of Fairmont (the "Fairmont Shares") for US$45.00 in cash for each Fairmont Share, all as more particularly described in the accompanying management information circular of the Corporation (the "Circular"); and

2.
to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Board of Directors of the Corporation, as authorized by the Interim Order, has fixed the close of business on March 13, 2006 as the record date for determining shareholders of the Corporation who are entitled to receive notice of and vote at the Meeting.

        The Arrangement and the Arrangement Resolution are described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a Letter of Transmittal accompany this Notice of Meeting.

        Registered shareholders of the Corporation unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) before 5:00 p.m. (Toronto time) on April 17, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the date of the reconvened Meeting. Registered shareholders of the Corporation may also vote by telephone or over the internet. Complete instructions on how to vote by telephone or over the internet are described in the Circular. Non-registered, beneficial shareholders of the Corporation must seek instructions on how to complete their form of proxy and vote their shares from their broker, trustee, financial institution or other nominee.

        Pursuant to the Interim Order, registered holders of Fairmont Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Fairmont Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Fairmont Shares who wishes to dissent must send to Fairmont (i) at Canadian Pacific Tower, Suite 1600, P.O. Box 40, Toronto Dominion Centre 100 Wellington Street West, Toronto, ON M5K 1B7 (Attention: Corporate Secretary) or (ii) by facsimile transmission to 1-416-874-2853 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on April 17, 2006 (or 5:00 p.m. (Toronto time) on the day which is one business day immediately preceding any adjourned or postponed Meeting), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section entitled "Dissenting Shareholders' Rights" in the Circular and Appendix I to the Circular. Beneficial owners of Fairmont Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of Fairmont Shares are entitled to dissent.

Dated at Toronto, Ontario on March 16, 2006.

By Order of the Board of Directors,

Stuart M. Miller Executive Director, Corporate Services and Compliance and Corporate Secretary

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FAIRMONT HOTELS & RESORTS INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS